Exhibit 12.1

AMKOR TECHNOLOGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

						Three Months
	Year Ended December 31,					Ended March 31,
	2002	2003	2004	2005	2006	2007

Earnings
Income (loss) before income taxes, minority interests and discontinued operations	$(825,403)	$(55,833)	$(28,868)	$(145,288)	$182,494	$39,024
Equity Investment losses	(208,165)	(3,290)	(2)	(55)	—	—

Income (loss) before income taxes, equity investment losses, minority interests and discontinued operations	(617,238)	(52,543)	(28,866)	(145,233)	182,494	39,024
Interest expense	143,441	138,775	145,897	163,125	160,909	37,071
Amortization of debt issuance costs	8,251	7,428	6,182	7,948	7,250	1,724
Interest portion of rent	4,995	5,463	5,928	6,215	5,583	1,544
Less (earnings) loss of affiliates	—	—	—	—	—	—

	$(460,551)	$99,123	$129,141	$32,055	$356,236	$79,363

Fixed Charges
Interest expense	$143,441	$138,775	$145,897	$163,125	$160,909	$37,071
Amortization of debt issuance costs	8,251	7,428	6,182	7,948	7,250	1,724
Interest portion of rent	4,995	5,463	5,928	6,215	5,583	1,544

	$156,687	$151,666	$158,007	$177,288	$173,742	$40,339

Ratio of earnings to fixed charges	— x (1)	—x (1)	—x (1)	— x (1)	2.05	1.97

(1)	The ratio of earnings to fixed charges was less than 1:1 for 2005. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $145.2 million of earnings in 2005. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2004. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $28.9 million of earnings for the year ended December 31, 2004. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2003. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $52.5 million of earnings in the year ended December 31, 2003. The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2002. In order to achieve a ratio of earnings to fixed charges of (1) 1:1, we would have had to generate an additional $617.2 million of earnings in the year ended December 31, 2002.